UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                        Enterprise Products Partners L.P.
                        ---------------------------------
                                (Name of Issuer)

              COMMON UNITS, representing limited partner interests
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   293792-10-7
                                 (CUSIP Number)

                                December 31, 2000
                               ------------------
            (Date of Event Which Requiring Filing of this Statement)

















                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:
                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

1)  Name of Reporting Person                                      Dan L. Duncan

    S.S. or I.R.S. Identification No.  of Above Person            ###-##-####

2)  Check the appropriate box if a member of a Group              (a) N/A
                                                                  (b) N/A

3)  SEC Use Only

4)  Citizenship or place of organization                          U.S.A.

Number of Shares    (5)      Sole Voting Power                    O
Beneficially Owned  (6)      Shared Voting Power                  35,070,115*
by Each Reporting   (7)      Sole Dispositive Power               0
Person with         (8)      Shared Dispositive Power             35,070,115*

9)  Aggregate Amount Beneficially  Owned by
    Each Reporting Person                                         35,070,115*

10) Check Box if the Aggregate Amount in Row (9)
    Excludes certain Shares                                       N/A

11) Percent of Class Represented by Amount in Row 9               75.4%**

12) Type of Reporting Person                                      IN


*Dan L. Duncan owns 50.427% of the Class A common stock of Enterprise Products Company (EPCO). EPCO indirectly owns 75.4% of the Common Units and is the grantor of and has termination power over the Enterprise Products 1998 Unit Option Plan Trust that was established in connection with an employee benefit plan and holds 1,150,000 Common Units. Enterprise Products Partners L.P. owns a 98.9% limited partner interest in Enterprise Products Operating L.P. (EPOLP). EPOLP is the grantor and has termination power over the EPOLP 1999 Grantor Trust that was established in connection with an employee benefit plan and holds 267,200 Common Units. EPCO is the grantor and has termination power over the Enterprise Products 2000 Rabbi Trust that was established in connection with an employee benefit plan and holds 100,000 Common Units. EPC Partners II, Inc., a wholly-owned subsidiary of EPCO, holds 33,552,915 Common Units and 21,409,870 Subordinated Units representing limited partnership interests. The Subordinated Units may eventually convert to Common Units but are currently not convertible prior to June 30, 2001. The Subordinated Units are not included in this number.

**This percentage does not include the 21,409,870 Subordinated Units held by EPC Partners II, Inc., which may convert to Common Units.

1)  Name of Reporting Person                               EPC Partners II, Inc.

    S.S. or I.R.S. Identification No.  of Above Person     51-0371329

2)  Check the appropriate box if a member of a Group       (a)N/A
                                                           (b)N/A

3)  SEC Use Only

4)  Citizenship or place of organization                   Delaware

Number of Shares    (5)      Sole Voting Power             33,552,915*
Beneficially Owned  (6)      Shared Voting Power           0
by Each Reporting   (7)      Sole Dispositive Power        33,552,915*
Person with         (8)      Shared Dispositive Power      0

9)  Aggregate Amount Beneficially  Owned by
    Each Reporting Person                                  33,552,915*

10) Check Box if the Aggregate Amount in Row (9)
    Excludes certain Shares                                N/A

11) Percent of Class Represented by Amount in Row 9        72.2%**

12) Type of Reporting Person                               CO


*EPC Partners II, Inc. also holds 21,409,870 Subordinated Units representing limited partnership interests. These Subordinated Units may eventually convert to Common Units, but are not convertible prior to June 30, 2001. The Subordinated Units are not included in this number.

**This percentage does not include the 21,409,870 Subordinated Units held by the filer which securities may convert to Common Units.

1)  Name of Reporting Person                                 Enterprise Products
                                                             Company
    S.S. or I.R.S. Identification No.  of Above Person       74-1675622

2)  Check the appropriate box if a member of a Group         (a)N/A
                                                             (b)X

3)  SEC Use Only

4)  Citizenship or place of organization                     Texas

Number of Shares     (5)      Sole Voting Power              0
Beneficially Owned   (6)      Shared Voting Power            35,070,115*
by Each Reporting    (7)      Sole Dispositive Power         0
Person with          (8)      Shared Dispositive Power       35,070,115*

9)  Aggregate Amount Beneficially  Owned by
    Each Reporting Person                                    35,070,115*

10) Check Box if the Aggregate Amount in Row (9)
    Excludes certain Shares                                  N/A

11) Percent of Class Represented by Amount in Row 9          75.4%**

12) Type of Reporting Person                                 CO



* EPCO indirectly owns 75.4% of the Common Units and is the grantor of and has termination power over the Enterprise Products 1998 Unit Option Plan Trust that was established in connection with an employee benefit plan and holds 1,150,000 Common Units. Enterprise Products Partners L.P. owns a 98.9% limited partner interest in Enterprise Products Operating L.P. (EPOLP). EPOLP is the grantor and has termination power over the EPOLP 1999 Grantor Trust that was established in connection with an employee benefit plan and holds 267,200 Common Units. EPCO is the grantor and has termination power over the Enterprise Products 2000 Rabbi Trust that was established in connection with an employee benefit plan and holds 100,000 Common Units. EPC Partners II, Inc., a wholly-owned subsidiary of EPCO, holds 33,552,915 Common Units and 21,409,870 Subordinated Units representing limited partnership interests. The Subordinated Units may eventually convert to Common Units but are currently not convertible prior to June 30, 2001. The Subordinated Units are not included in this number.

**This percentage does not include the 21,409,870 Subordinated Units held by EPC Partners II, Inc., which may convert to Common Units.



Item 1(a).        Name of Issuer:
                  Enterprise Products Partners L.P.

Item 1(b).        Address of Issuer's Principal Executive Offices:
                  2727 North Loop West
                  Houston, Texas  77008

Item 2(a).        Name of Person Filing:
                  1. EPC Partners II, Inc.
                  2. Dan L. Duncan
                  3. Enterprise Products Company

Item 2(b).        Address of Principal Business Office or, if None, Residence:
                  1.       300 Delaware Avenue, 9th Floor
                           Wilmington, DE 19801
                  2. &3.   2727 North Loop West
                           Houston, Texas  77008

Item 2(c).        Citizenship:
                  1.       Delaware
                  2.       USA
                  3.       Texas

Item 2(d).        Title of Class of Securities:
                  Common Units representing limited partnership interests

Item 2(e).        CUSIP Number:
                  293792-10-7

Item 3.  This statement is filed pursuant to Rule 13d-1(c)

Item 4.  Ownership

         1. EPC Partners II, Inc.
         (a)      Amount Beneficially Owned: 33,552,915*
         (b)      Percent of Class: 72.2%**
         (c)      Number of units as to which such persons have:
                    (i)  sole power to vote or to direct the vote: 33,552,915*
                    (ii) shared power to vote or to direct the vote: 0
                    (iii)sole power to dispose or to direct the  disposition of:
                         33,552,915*
                    (iv) shared  power to dispose  or to direct the  disposition of: 0

         2. Dan L. Duncan
         (a)      Amount Beneficially Owned: 35,070,115***
         (b)      Percent of Class: 75.4%**
         (c)      Number of units as to which such persons have:
                    (i)  sole power to vote or to direct the vote: 0
                    (ii) shared   power  to  vote  or  to   direct   the   vote:
                         35,070,115***
                    (iii)sole power to dispose or to direct the  disposition of:
                         0
                    (iv) shared  power to dispose  or to direct the  disposition of: 35,070,115**

         3.  Enterprise Products Company
         (a)      Amount Beneficially Owned: 35,070,115****
         (b)      Percent of Class: 75.4%**
         (c)      Number of units as to which such persons have:
                    (i)  sole power to vote or to direct the vote: 0
                    (ii) shared   power  to  vote  or  to   direct   the   vote:
                         35,070,115****
                    (iii)sole power to dispose or to direct the  disposition of:
                         0
                    (iv) shared  power to dispose  or to direct the  disposition of: 35,070,115****

*EPC Partners II, Inc. also holds 21,409,870 Subordinated Units representing limited partnership interests. These Subordinated Units may eventually convert to Common Units, but are not convertible prior to June 30, 2001.

**This percentage does not include the 21,409,870 Subordinated Units held by EPC Partners II, Inc., which may convert to Common Units.

***Dan L. Duncan owns 50.427% of the Class A common stock of Enterprise Products Company (EPCO). EPCO indirectly owns 75.4% of the Common Units and is the grantor of and has termination power over the Enterprise Products 1998 Unit Option Plan Trust that was established in connection with an employee benefit plan and holds 1,150,000 Common Units. Enterprise Products Partners L.P. owns a 98.9% limited partner interest in Enterprise Products Operating L.P. (EPOLP). EPOLP is the grantor and has termination power over the EPOLP 1999 Grantor Trust that was established in connection with an employee benefit plan and holds 267,200 Common Units. EPCO is the grantor and has termination power over the Enterprise Products 2000 Rabbi Trust that was established in connection with an employee benefit plan and holds 100,000 Common Units. EPC Partners II, Inc., a wholly-owned subsidiary of EPCO, holds 33,552,915 Common Units and 21,409,870 Subordinated Units representing limited partnership interests. The Subordinated Units may eventually convert to Common Units but are currently not convertible prior to June 30, 2001. The Subordinated Units are not included in this number.

****Enterprise Products Company (EPCO) indirectly owns 75.4% of the Common Units and is the grantor of and has termination power over the Enterprise Products 1998 Unit Option Plan Trust that was established in connection with an employee benefit plan and holds 1,150,000 Common Units. Enterprise Products Partners L.P. owns a 98.9% limited partner interest in Enterprise Products Operating L.P. (EPOLP). EPOLP is the grantor and has termination power over the EPOLP 1999 Grantor Trust that was established in connection with an employee benefit plan and holds 267,200 Common Units. EPCO is the grantor and has termination power over the Enterprise Products 2000 Rabbi Trust that was established in connection with an employee benefit plan and holds 100,000 Common Units. EPC Partners II, Inc., a wholly-owned subsidiary of EPCO, holds 33,552,915 Common Units and 21,409,870 Subordinated Units representing limited partnership interests. The Subordinated Units may eventually convert to Common Units but are currently not convertible prior to June 30, 2001. The Subordinated Units are not included in this number.


Item 5.  Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.  Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

                  Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 9, 2001

Signatures:

EPC Partners II, Inc.



By: /S/ Victoria L. Garrett
    -----------------------
Name: Victoria L. Garrett
Secretary





    /S/ Dan L. Duncan
    -----------------
      Dan L. Duncan



Enterprise Products Company



By: /S/ Michael A. Creel
    --------------------
      Michael A. Creel
      Senior Vice President


----------------
Each Reporting Person certifies only the information in Item 4 regarding himself or itself, as the case may be.